Filed by B. Riley Principal 150 Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: B. Riley Principal 150 Merger Corp.

Commission File No.: 001-40083

Youth-Focused Digital Platform FaZe Clan

Inks $1 Billion SPAC Deal to Go Public

Backed by the singer Pitbull and other entertainment and sports celebrities, FaZe Clan targets Gen Z and millennial consumers

Wall Street Journal

October 25, 2021

Available at: https://www.wsj.com/articles/youth-focused-digital-platform-faze-clan-nears-1-billion-spac-deal-to-go-public-11635154201

By Amrith Ramkumar

Updated Oct. 25, 2021 9:12 am ET

Youth-focused online platform FaZe Clan Inc. is combining with a special-purpose acquisition company to go public with a roughly $1 billion valuation, the companies said.

Based in Los Angeles, FaZe Clan markets itself as a leading online-gaming company and a brand created by young people that targets millennials and Gen Z consumers. Its business includes esports, merchandise and digital content. The company’s website says FaZe Clan has a global reach to a community of roughly 350 million people across its social-media platforms.

FaZe Clan was founded in 2010 and has partnerships with large brands such as McDonald’s Corp. and Totino’s Pizza Rolls, which is owned by General Mills Inc., that are hoping to reach younger consumers.

The company is merging with the SPAC B. Riley Principal 150 Merger Corp., a blank-check company backed by B. Riley Financial Inc. The Wall Street Journal previously reported the two sides were nearing an agreement.

Fast-growing digital platforms have ﬂocked to SPAC deals recently to raise large sums of money and increase brand awareness by going public. In the past few years, sports-betting ﬁrm DraftKings Inc., mobile gaming ﬁrm Skillz Inc. and digital-media platform BuzzFeed Inc. have completed or announced similar mergers.

“The big opportunity is our direct relationship with the massive audience we have,” Lee Trink, CEO of FaZe Clan, said in an interview. “It’s a very large, very vibrant community that we’re deeply rooted in.”

Personalities who create content for FaZe Clan include professional athletes Kyler Murray and Ben Simmons. The singer Pitbull and several other sports and entertainment ﬁgures are among the company’s investors.

As part of the SPAC deal, FaZe Clan is raising about $120 million through a private investment in public equity, or PIPE, associated with the merger.

The B. Riley SPAC has about $170 million. Some or all of that money could also increase FaZe Clan’s cash proceeds from the deal. Because SPAC investors have the right to withdraw their money before a merger is completed, a SPAC’s cash pile can dwindle before a deal gets ﬁnished.

Low share prices often motivate investors to withdraw money. Such withdrawals have skyrocketed in recent months amid a share-price slump for many companies that merged with SPACs, making it more diﬃcult for many companies to complete their blank-check mergers.

A SPAC is a shell ﬁrm that raises money and begins trading on a stock exchange to merge with a private company and take it public. The private company then replaces the SPAC in the stock market. SPAC deals have exploded in the past year, in part because they allow startups such as FaZe Clan to make business projections that aren’t allowed in traditional initial public oﬀerings.

FaZe Clan projects this year’s expected sales of roughly $50 million will grow rapidly in the years ahead. The company is unique because it can expand without burning much cash, said Dan Shribman, the B. Riley SPAC’s CEO.

“It’s very diﬀerent than a lot of other explosive growth companies,” Mr. Shribman said.

SPACs were hot investments early this year, then faded in popularity after many companies that went public this way struggled to meet their business targets.

Some excitement has returned to the sector in recent days after former President Donald Trump’s new social-media venture said it would go public by combining with the SPAC Digital World Acquisition Corp. Shares of the SPAC rose nearly 10-fold in the two days following the deal announcement after individual investors piled in. The gains were unprecedented for SPACs and implied a valuation of several billion dollars for Mr. Trump’s startup.

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, B. Riley plans to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement/prospectus relating to the proposed Business Combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective by the SEC, B. Riley will mail the definitive Proxy Statement/Prospectus to holders of B. Riley’s shares of common stock as of a record date to be established in connection with B. Riley’s solicitation of proxies for the vote by B. Riley stockholders with respect to the proposed Business Combination and other matters as described in the Proxy Statement/Prospectus. B. Riley stockholders and other interested persons are urged to read, when available, the preliminary Proxy Statement/Prospectus and the amendments thereto, the definitive Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about B. Riley, FaZe and the proposed Business Combination. Stockholders will be able to obtain copies of the Proxy Statement/Prospectus and other documents containing important information about B. Riley, FaZe and the proposed Business Combination filed with the SEC, without charge, once such documents are available on the website maintained by the SEC at http://www.sec.gov, or by directing a request to: B. Riley Principal 150 Merger Corp, 299 Park Avenue, 21st Floor, New York, New York 10171, Attention: Daniel Shribman, telephone: (212) 457-3300.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

B. Riley and FaZe and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of B. Riley’s stockholders in connection with the proposed Business Combination. Stockholders of B. Riley may obtain more detailed information regarding the names, affiliations and interests of B. Riley’s and FaZe’s directors and executive officers in B. Riley’s Form S-1 filed with the SEC relating to its initial public offering, which was declared effective on February 18, 2021 (“Form S-1”) and in the Proxy Statement/Prospectus when available. Information concerning the interests of B. Riley’s participants in the solicitation, which may, in some cases, be different than those of B. Riley’s stockholders generally, will be set forth in the Proxy Statement/Prospectus when it becomes available.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding the proposed Business Combination, the ability of the parties to consummate the proposed Business Combination, the benefits and timing of the proposed Business Combination, as well as the combined company’s strategy, future operations and financial performance, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words “budget,” “could,” “forecast,” “future,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seem,” “seek,” “strive,” “would,” “should,” “may,” “believe,” “intend,” “expects,” “will,” “projected,” “continue,” “increase,” and/or similar expressions that concern B. Riley’s or FaZe’s strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on the management of B. Riley’s and FaZe’s belief or interpretation of information currently available.

These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of B. Riley’s and FaZe’s management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this communication, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and condition (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings or other disputes that may be instituted against B. Riley, FaZe, the combined company or others; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of B. Riley, to satisfy the minimum cash condition following redemptions by B. Riley’s public stockholders, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of B. Riley or FaZe as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management, key employees and talents; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations, including changes in domestic and foreign business, market, financial, political, and legal conditions; (10) the possibility that B. Riley, FaZe or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID 19 on B. Riley’s or FaZe’s business and/or the ability of the parties to complete the proposed Business Combination; (12) the inability to complete the PIPE investments in connection with the proposed Business Combination; and (13) other risks and uncertainties set forth in B. Riley’s Form S-1 and in subsequent filings with the SEC, including the Proxy Statement/Prospectus relating to the proposed Business Combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of B. Riley and FaZe. Forward-looking statements speak only as of the date they are made. While FaZe and B. Riley may elect to update these forward-looking statements at some point in the future, FaZe and B. Riley specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FaZe’s and B. Riley’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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